UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SGOCO Group, Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

406548107

(CUSIP Number)

Sun Zone Investments Limited

Luoshan Houlin Industry Area

Jinjiang Fujian, China

(852) 2501-0128

With a copy to:

Lloyd H. Spencer, Esq.

Nixon Peabody, LLP

401 9th Street NW, Suite 900

Washington, DC 20004

(202) 585-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 406548107
1	NAME OF REPORTING PERSONS Sun Zone Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 9,440,000 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 9,440,000 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,440,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.7%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D CUSIP No. 406548107
1	NAME OF REPORTING PERSONS Tin Man Or
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 9,440,000 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 9,440,000 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,440,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.7%
14	TYPE OF REPORTING PERSON IN

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D because due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own the same securities acquired by one of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Statement, a copy of which is annexed hereto as Exhibit 1.

Item 1.	Security and Issuer:

This statement relates to the Ordinary Shares, $0.001 par value, of SGOCO Group, Ltd. (the “Issuer”). The address of the principal executive offices of the Issuer is 14/F, Building #4, Beijing International Center, No. 38 East 3rd Ring Road North, Chaoyang District, Beijing, Fujian, China 100026.

Item 2. Identity and Background:

(a)           This Schedule is filed by:

1.     Sun Zone Investments Limited, a British Virgin Islands corporation, with respect to the ordinary shares beneficially owned by it directly.

2.     Tin Man Or, an individual and sole stockholder of Sun Zone Investments Limited, with respect to the ordinary shares beneficially owned by Sun Zone Investments Limited.

(b)	The business address for the Reporting Persons is c/o Sun Zone Investments Limited, Luoshan Houlin Industry Area, Jinjiang Fujian, China

(c)	Principal Occupation and name, principal business and address of any corporation or organization in which employment is conducted:

1.      Sun Zone Investments Limited is a British Virgin Islands corporation engaged in the business of investing.

  2.      Mr. Or’s principal occupation is serving as Director of Sun Zone Investments Limited.

(d)           Convictions: None

(e)           Civil Proceedings: None

(f)            Citizenship: Sun Zone Investments Limited is a British Virgin Islands corporation and Mr. Or is a citizen of Hong Kong.

Item 3.	Source and Amount of Funds or Other Consideration:

On February 12, 2010, the predecessor company of the Issuer, Hambrecht Asia Acquisition Corp. (“Hambrecht”), entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Honesty Group Holdings Limited (“Honesty Group”) and its shareholders including Sun Zone Investments Limited (“Sun Zone”), formed for the purpose of holding stock in Honesty Group by Mr. Tin Man Or. Under the terms of the Share Exchange Agreement, Hambrecht acquired all of the issued and outstanding share capital and other equity interests of Honesty Group for consideration consisting of: (i) 8,500,000 newly issued ordinary shares, and (ii) 5,800,000 newly issued ordinary shares, to be held in escrow and delivered to the former shareholders of Honesty Group if the combined company meets certain net income targets contained in the Share Exchange Agreement. Pursuant to the Share Exchange Agreement, Sun Zone received 11,440,000 ordinary shares of the Issuer, of which 4,640,000 were put in escrow.

Pursuant to the Share Exchange Agreement, the escrowed ordinary shares will be delivered to the former shareholders of Honesty Group in 2011 and 2012 as follows: 5,000,000 ordinary shares will be released from escrow if the combined company reports income from existing operations of US $15 million for the fiscal year ended December 31, 2010, excluding costs associated with the transactions contemplated by the Share Exchange Agreement (“First Earn-Out Milestone”), and 800,000 ordinary shares released from escrow if the combined company reports income from existing operations of US $20 million for the fiscal year ended December 31, 2011 (“Second Earn-Out Milestone”). If neither earnout milestone is met, then the 5,800,000 escrowed ordinary shares will be delivered to the Issuer for cancellation and returned to the status of authorized but unissued shares. The First Earn-Out Milestone was met during the year ended December 31, 2010.

Sun Zone gifted 1,000,000 ordinary shares to Shuk Yu Wong on October 28, 2011, and 1,000,000 ordinary shares to Ming Suen Jorine Or on October 28, 2011, reducing Sun Zone’s current total ordinary shares to 9,440.000.

Item 4.	Purpose of Transaction:

Sun Zone Investments Limited acquired the securities to which this statement relates for investment purposes and does not have a present intent to acquire or influence control over the business of the Issuer. The Reporting Persons may, from time to time, dispose of some or all of such securities, acquire additional securities of the Issuer, or continue to hold such securities, depending on business and market conditions, the Reporting Persons’ continuing evaluation of the business and prospects of the Issuer and other factors.

Item 5.	Interest in Securities of the Issuer:

The percentages of the class of securities set forth below are based on 17,258,356 shares of the Issuer’s Common Stock outstanding at September 30, 2011, as reported on the Issuer’s Report on Form 6-K as filed with the Securities and Exchange Commission on November 15, 2011.

(a)	The aggregate number of the class of securities beneficially owned by the Reporting Persons is 9,440,000 and the percentage of the class of securities beneficially owned by the Reporting Person is 54.7%.

(b)	The number of shares as to which the Reporting Persons have:

(i) Sole power to vote or to direct the vote: 0 Shares

(ii) Shared power to vote or to direct the vote: 9,440,000 Shares

(iii) Sole power to dispose or to direct the disposition of: 0 Shares

(iv) Shared power to dispose or to direct the disposition of: 9,440,000 Shares

(c)	During the past 60 days, Sun Zone gifted 1,000,000 ordinary shares to Shuk Yu Wong on October 28, 2011, and 1,000,000 ordinary shares to Ming Suen Jorine Or on October 28, 2011, reducing Sun Zone’s current total ordinary shares to 9,440,000.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the securities to which this statement relates.

(e)            Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement, dated as of February 6, 2012, by and between Sun Zone Investments Limited and Tin Man Or.

Exhibit 2.	Share Exchange Agreement, dated February 10, 2010, by and among Hambrecht Asia Acquisition Corp., Honesty Group Holdings Limited and the shareholders of Honesty Group Holdings Limited (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 6-K filed February 18, 2010)

Exhibit 3.	Amendment No. 1 to the Share Exchange Agreement, dated February 12, 2010, by and among Hambrecht Asia Acquisition Corp., Honesty Group Holdings Limited and its shareholders (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 6-K filed on March 11, 2010).

Exhibit 4.	Escrow Agreement, dated March 12, 2010, by and among escrow agent, shareholders of Honesty Group and initial sponsors of Issuer (incorporated by reference to Exhibit 4.6 to the Issuer’s Form F-1 (file no. 333-146147) filed August 5, 2010)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2012

Sun Zone Investments Limited

By:/s/ Tin Man Or________

Name: Tin Man Or

Title:    Director

/s/ Tin Man Or

TIN MAN OR

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 1

JOINT FILING AGREEMENT

            Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13D and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in SGOCO Group, Ltd.

Dated: February 6, 2012

Sun Zone Investments Limited

By:/s/ Tin Man Or________

Name: Tin Man Or

Title:    Director

/s/ Tin Man Or

TIN MAN OR